UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

  (x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of
                             1934 (No Fee Required)

                   For the fiscal year ended December 31, 2009

                                       OR

        ( ) Transition report pursuant to Section 15(d) of the Securities
                     Exchange Act of 1934 (No Fee Required)

                    For the transition period from      to

                         Commission file number 1-10026

             A. Full title of the plan and the address of the plan,
               if different from that of the issuer named below:

             Albany International Corp. Prosperity Plus Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Albany International Corp.
                      1373 Broadway, Albany, New York 12204

Albany International Corp.
Prosperity Plus Savings Plan
Index
December 31, 2009 and 2008
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statements of Changes in Net Assets Available for Benefits.....................3

Notes to Financial Statements...............................................4-10

Supplemental Schedules*

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions .......11

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ...............12

* Other supplemental schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature.....................................................................13

Exhibits

23. Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

To  the  Participants,   Administrator  and  Compensation  Committee  of  Albany
International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
Albany, New York
June 29, 2010

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
--------------------------------------------------------------------------------

                                                        2009            2008
Assets
Investments, at fair value
     Registered investment companies               $ 139,353,212    $124,047,256
     Albany International Class A common stock        36,004,798      14,271,054
     Participant loans                                 3,990,851       4,560,206
     Common/collective trust                          40,466,994      44,718,576
     Cash - interest bearing                                  --           2,195
                                                   -------------    ------------
               Total investments                     219,815,855     187,599,287
                                                   -------------    ------------
Employer contribution receivable                       1,926,403       1,675,387
Participant contribution receivable                       42,040              --
                                                   -------------    ------------
               Net assets available for benefits
                  at fair value                      221,784,298     189,274,674
                                                   -------------    ------------
Adjustment from fair value to contract value for
  interest in collective trust relating to fully
  benefit-responsive investment contracts               (874,822)        584,617
                                                   -------------    ------------
               Net assets available for benefits   $ 220,909,476    $189,859,291
                                                   =============    ============

    The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008
--------------------------------------------------------------------------------

                                                         2009          2008

Additions/(deductions)
Investment income/(loss)
     Interest and dividend income from investments  $  5,350,223  $   7,766,040
     Interest income from participant loans              261,940        390,657
     Net appreciation/(depreciation) in fair
        value of investments                          41,310,335    (96,432,242)
                                                    ------------  -------------
                                                      46,922,498    (88,275,545)
                                                    ------------  -------------
Contributions
     Employer                                          5,454,653      5,952,511
     Participant                                       8,224,252      9,930,256
                                                    ------------  -------------
                                                      13,678,905     15,882,767
                                                    ------------  -------------


Payment of benefits                                  (29,542,901)   (39,691,483)
Other (deductions)/additions                              (8,317)       (13,343)
                                                    ------------  -------------
                                                     (29,551,218)   (39,704,826)
                                                    ------------  -------------

Net increase/(decrease)                               31,050,185   (112,097,604)
Net assets available for benefits
     Beginning of year                               189,859,291    301,956,895
                                                    ------------  -------------
     End of year                                    $220,909,476  $ 189,859,291
                                                    ============  =============

    The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
--------------------------------------------------------------------------------

1.    Description of Plan

      The following description of the Albany International Corp. (the "Company") Prosperity Plus Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General
      The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age or older. Eligible employees hired on or after January 1, 2009, automatically become Participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the Participant.

      Contributions
      Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nineteen registered investment companies, a common/collective trust, a brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant's eligible compensation (which may be in a combination of both shares of Company Class A stock and cash). Employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options. During 2009 and 2008, the Company's matching contributions of $3,843,687 and $4,277,124 included $3,675,671 (313,943 shares) and $4,055,127 (150,030 shares) of Albany International Class A common stock, respectively.

      Profit-Sharing Contribution
      The Plan provides for a profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company voluntary matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company's contribution for profit-sharing may be made in either cash or Albany International Class A common stock (or both) following the end of the year.

      The profit sharing contributions were $1,610,966 and $1,675,387 for the years ended December 31, 2009 and 2008, respectively. Profit sharing contributions paid during the years ended December 31, 2009 and 2008 included $1,675,387 (175,718 shares) and $1,683,555 (43,748 shares), respectively, of Albany International Class A common stock.

      Participant Accounts
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
--------------------------------------------------------------------------------

      Vesting
      Participants are vested immediately in their and the Company's contributions plus actual earnings thereon.

      Pension Purchase Option
      Effective February 28, 2009 the Pension Purchase Option is no longer available to participants. The Plan allowed retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company's Pension Plus Plan.

      Payment of Benefits
      Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service's criteria for "financial hardship" are met.

      Plan Termination
      The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

      Administrative Costs
      The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Compensation Committee so determines, by the Plan. The Company paid Plan administrative expenses of $48,284 and $64,808 during 2009 and 2008, respectively.

2.    Summary of Significant Accounting Policies

      Use of Estimates
      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties
      The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
--------------------------------------------------------------------------------

      Investment Valuation and Income Recognition
      The Plan's investments are stated at fair value. Accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

      Accounting principles establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three general levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs include data points that are observable, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset and liability, either directly or indirectly; Level 3 inputs are unobservable data points for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

      Investments in registered investment companies are valued using active markets at the latest quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

      Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Vanguard Retirement Savings Trust, a collective trust. The statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The investment in the common/collective trust is recorded at net asset value (prior to adjustment to contract value) of shares held by the Plan at year end. There are no penalties or restrictions for withdrawing assets from the collective trust at any time.

      The common stock of Albany International Corp. is valued using active markets at the latest quoted price on the last business day of the year.

      Participant loans are valued at amortized cost which approximates fair value.

      These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

      Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

      Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
--------------------------------------------------------------------------------

      elected by the participant. Total cash dividends received by participants were $543,297 and $365,783 for the years ended December 31, 2009 and 2008, respectively. Interest income is recorded as earned.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

      Payment of Benefits
      Benefit payments are recorded when paid.

      Recent Accounting Pronouncements
      In April 2009, the Financial Accounting Standards Board (FASB) issued guidance for estimating fair value when the volume and level of activity for the asset and liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The guidance provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. The adoption of these provisions did not have a material impact on the financial statements.

      In May 2009, the FASB issued guidance that establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of these provisions did not have a material effect on the financial statements.

      In June 2009, the FASB established a Hierarchy of Generally Accepted Accounting Principles, and introduced the FASB Accounting Standards Codification TM (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The adoption of these provisions did not have a material effect on the financial statements.

      In September 2009, the FASB issued guidance on the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The adoption of these provisions did not have a material impact on the financial statements.

      In January 2010, the FASB issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements, including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The guidance is effective for the plan year 2010 financial statements, except for Level 3 reconciliation disclosures that are effective for the plan year 2011 financial statements. It is expected that the adoption of this guidance will not have a material effect on the financial statements.

3.    Investments

      The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
--------------------------------------------------------------------------------

                                Level 1       Level 2     Level 3       Total

Registered investment
 companies                   $139,353,212  $        --  $       --  $139,353,212
Albany International Class
 A common stock                36,004,798           --          --    36,004,798
Common/collective trust                --   40,466,994          --    40,466,994
Participant loans                      --           --   3,990,851     3,990,851
                             ------------  -----------  ----------  ------------
Total investments            $175,358,010  $40,466,994  $3,990,851  $219,815,855
                             ============  ===========  ==========  ============

      The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

                               Level 1       Level 2     Level 3       Total

Registered investment
 companies                  $124,047,256  $        --  $        --  $124,047,256
Albany International Class
 A common stock               14,271,054           --           --    14,271,054
Cash - interest bearing            2,195           --           --         2,195
Common/collective trust               --   44,718,576           --    44,718,576
Participant loans                     --           --    4,560,206     4,560,206
                            ------------  -----------  -----------  ------------
Total investments           $138,320,505  $44,718,576  $ 4,560,206  $187,599,287
                            ============  ===========  ===========  ============

      The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009:

                                                                     Participant
                                                                         Loans

Balance, beginning of year                                          $ 4,560,206
     Issuance and repayment of participant loans, net                  (569,355)
                                                                    -----------
Balance, end of year                                                $ 3,990,851
                                                                    ===========

      The following investments represent 5% or more of net assets available for benefits at December 31:

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
--------------------------------------------------------------------------------

                                                        2009             2008

PIMCO Total Return Fund                              $13,365,634     $12,272,785
Vanguard Institutional Index Fund                     29,834,086      27,539,549
Vanguard Mid-Cap Index Fund                           11,419,444              --
Vanguard Target Retirement 2015 Fund                  15,755,292      14,739,286
Vanguard Target Retirement 2025 Fund                  16,298,420      13,672,097
Albany International Class A Common Stock             36,004,798      14,271,054
Eaton Vance Large Cap Value Fund                      19,867,479      20,033,194
Vanguard Retirement Savings Trust                     40,466,994      44,718,576

      During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                      2009             2008

Albany International Class A common stock         $ 18,388,573     $(24,127,425)
Registered investment companies                     22,921,762      (72,304,817)
                                                  ------------     ------------
                                                  $ 41,310,335     $(96,432,242)
                                                  ============     ============

4.    Albany International Class A Common Stock Fund

      Information about the net assets and the significant components of the changes in net assets relating to Albany International Class A common stock fund is as follows:

                                                           December 31,
                                                   ----------------------------
                                                       2009            2008
Net assets
  Albany International Class A common stock        $ 36,004,798    $ 14,271,054
  Employer contribution receivable                    1,850,241       1,608,175
                                                   ------------    ------------
                                                   $ 37,855,039    $ 15,879,229
                                                   ============    ============

Changes in net assets
  Investment income/(expense)                      $ 18,388,573    $(24,127,425)
  Dividend income                                       673,266         453,312
  Employer matching contribution                      3,368,813       4,055,127
  Employer profit sharing contribution                1,850,241       1,608,175
  Employee contributions                                222,724         176,446
  Payment of benefits                                (1,996,518)     (3,038,592)
  Other deductions, net                                (212,848)        (23,163)
  Net transfers to/(from) participant
    directed investments                               (318,441)     (1,013,000)
                                                   ------------    ------------
                                                   $ 21,975,810    $(21,909,120)
                                                   ============    ============

5.    Participant Loans

      Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000, minus the participant's highest outstanding loan

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
--------------------------------------------------------------------------------

      balance over the last 12 months, or 50% of their account balance. Interest rates on loans are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 4.25% and 10.25% at December 31, 2009 and 2008). Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence. Home purchase loan repayments range from 5 to 20 years.

6.    Related Party Transactions

      The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor's Albany International Class A common stock. The Plan purchased $1,359,540 and $8,656,415 and sold $10,224,677 and $6,375,258 of Albany
      International Class A common stock during the years ended December 31, 2009 and 2008. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

8.    Subsequent Events

      Management has evaluated the events and transactions that have occurred through the date the financial statements were available to be issued and noted no items requiring adjustment of the financial statements or additional disclosures.

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2009
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Check box if                                     Total that Constitute Nonexempt Prohibited Transactions
 contributions                                   ----------------------------------------------------------       Total
    include                                                           Contributions        Contributions     Fully Corrected
participant loan    Participant Contributions    Contributions Not  Corrected Outside  Pending  Corrections     Under VFCP
    payments        Transferred Late to Plan         Corrected            VFCP                in VFCP        and PTE 2002-51
------------------------------------------------------------------------------------------------------------------------------
     X              January 2, 2009 - $78,158        $ 78,238             $ --                  $ --               $ --
------------------------------------------------------------------------------------------------------------------------------
     X              January 16, 2009 - $80,764         80,952               --                    --                 --
------------------------------------------------------------------------------------------------------------------------------
     X              January 23, 2009 - $81,557         81,604               --                    --                 --
------------------------------------------------------------------------------------------------------------------------------
     X              January 30, 2009 - $83,130         83,166               --                    --                 --
------------------------------------------------------------------------------------------------------------------------------
     X               April 3, 2009 - $70,083           70,091               --                    --                 --
------------------------------------------------------------------------------------------------------------------------------
     X              April 15, 2009 - $499,510         499,969               --                    --                 --
------------------------------------------------------------------------------------------------------------------------------
     X               April 17, 2009 - $66,367          66,375               --                    --                 --
------------------------------------------------------------------------------------------------------------------------------
     X             December 15, 2009 - $434,588       434,636               --                    --                 --
------------------------------------------------------------------------------------------------------------------------------

The Company on January 12, 2009 remitted $78,158; January 30, 2009 remitted $81,557; February 4, 2009 remitted $80,764; February 5, 2009 remitted $83,130;
April 7, 2009 remitted $70,083;  April 21, 2009 remitted $66,367; April 24, 2009 remitted $499,510; and December 17, 2009 remitted $434,588. The Company intends to remit $874 of lost earnings in 2010.

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
--------------------------------------------------------------------------------

      EIN 14-0462060
      Attachment to Form 5500, Schedule H, Line 4(i) - "Schedule of Assets (Held at End of Year)"

(a)            (b)                                   (c)                                 (d)

                                                 Description of
                                             investments including
     Identity of Issue/Borrower,         maturity date, rate of interest,              Current
     Lessor or Similar Party            collateral, par, or maturity value              Value
*    Aston TAMRO Small Cap                Registered Investment Company              $  4,780,783
*    Eaton Vance Lg Cap Val               Registered Investment Company                19,867,479
*    Julius Baer Intl Eq Fund II          Registered Investment Company                 9,725,565
*    PIMCO Total Return Fund              Registered Investment Company                13,365,634
*    Vanguard Inst Index Fund             Registered Investment Company                29,834,086
*    Vanguard Mid-Cap Index Fund          Registered Investment Company                11,419,444
*    Vanguard Morgan Growth Fund          Registered Investment Company                 2,882,307
*    Vanguard Prime Money Mkt             Registered Investment Company                    16,114
*    Vanguard Tgt Retirement 2005         Registered Investment Company                 1,626,539
*    Vanguard Tgt Retirement 2010         Registered Investment Company                   326,618
*    Vanguard Tgt Retirement 2015         Registered Investment Company                15,755,292
*    Vanguard Tgt Retirement 2020         Registered Investment Company                   471,668
*    Vanguard Tgt Retirement 2025         Registered Investment Company                16,298,420
*    Vanguard Tgt Retirement 2030         Registered Investment Company                   472,895
*    Vanguard Tgt Retirement 2035         Registered Investment Company                 6,869,035
*    Vanguard Tgt Retirement 2040         Registered Investment Company                    24,492
*    Vanguard Tgt Retirement 2045         Registered Investment Company                 2,274,856
*    Vanguard Tgt Retirement 2050         Registered Investment Company                   123,444
*    Vanguard Target Retirement Inc       Registered Investment Company                 1,438,341
*    VGI Brokerage Option                 Vanguard Brokerage Option                     1,780,200
*    Vanguard Retire Savings Trust        Common/Collective Trust                      40,466,994
*    AIbany International Class A
       common stock                       Company Stock Fund                           36,004,798
*    Loan Fund                            Participant loans (for a term not
                                          exceeding 20 years at interest rates
                                          ranging from 4.25% to 10.25%)                 3,990,851
                                                                                     ------------

     Total assets                                                                    $219,815,855
                                                                                     ============

*     Party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Albany International Corp.
                                          Prosperity Plus Savings Plan
                                          ----------------------------
                                                 (Name of Plan)

Date: June 29, 2010                       /s/ David Pawlick
                                          ----------------------------
                                          David Pawlick
                                          VP - Controller


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